SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PREVIEW OF OPERATIONAL RESULTS 1Q17

Net sales increased 75.6% year-over-year to R$117.4 million in the first quarter

FOR IMMEDIATE RELEASE - São Paulo, April 18, 2017 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading diversified homebuilders focused on the residential market, today announced preliminary operational results for the quarter ended March 31, 2017. These operating results are unaudited and still subject to audit review.

GAFISA LAUNCHES

Gafisa commenced 2017 focused on the sale of inventory units. Accordingly, no new developments were started in the first quarter. Although several projects were approved and ready for launch, the Company chose to follow a more conservative stance in view of current macroeconomic conditions and also due to the impact of seasonality in the period.

Table 1. Gafisa Launches and Sales (R$ thousand)

	1Q17	4Q16	Q/Q (%)	1Q16	Y/Y (%)
Launches	-	299,417	-	80,104	-
Net Pre-Sales	117,398	355,771	-67%	66,842	76%
Sales over Supply (SoS)	6.7%	16.8%	-1,010 bps	3.3%	340 bps

GAFISA PRE-SALES

Gross sales in the 1Q17 totaled R$235.6 million, with dissolutions reaching R$118.2 million, resulting in R$117.4 million of net pre-sales, up 75.6% compared to the prior year period.

In 1Q17, the Company concentrated its efforts on the sale of existing units. Approximately 54% of net sales in the period were related to projects launched prior to the end of 2014, resulting in an improvement in the segment's inventory profile. Dissolutions, in turn, were concentrated in projects launched prior to 2013, which had higher work evolution, and accordingly, an increased contribution to revenue recognition and margin structure.

In the quarter, Gafisa’s SoS reached 6.7%, compared to 3.3% in the year-ago period and 16.8% in 4Q16.

Of the 245 Gafisa segment units cancelled and returned to inventory during the quarter, 46.9%, or 115 units were resold during the same period.

DELIVERED PROJECTS

In 1Q17, 3 projects were delivered, accounting for 610 units and representing a total of R$265.1 million in PSV.

INVENTORY (PROPERTIES FOR SALE)

In 1Q17, the market value of inventory decreased 7.1% q-o-q, and 17.2% y-o-y, totaling R$1.6 billion. In the quarter, 100% of net pre-sales were related to units launched prior to the current period.

Table 2. Inventory at Market Value 1Q17 x 4Q16 (R$ thousand)

	4Q16	Launches	Dissolutions	Gross Sales	Adjustments	1Q17	Q/Q(%)
Gafisa Segment	1,760,161	-	118,214	(235,611)	(7,496)	1,635,267	-7.1%

¹Adjustments of the period reflect updates related to the project’s scope, date of launch and prices.

ABOUT GAFISA

Gafisa is a leading diversified national homebuilder serving the Brazilian market. Established more than 60 years ago, the Company focuses on growth and innovation to bring well-being, comfort and safety to more and more people. We have completed and delivered more than 1,100 developments and built more than 15 million square meters of housing under the Gafisa brand, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, Gafisa is also one of the most respected and best-known brands in the real estate market for its quality, consistency, and professionalism. Our pre-eminent brands, in addition to Gafisa, which is focused on the medium and high-income segments, also include Tenda, serving the affordable/entry-level housing segment, and a 30% stake in Alphaville, one of leading urban development companies operating in the sale of residential lots across the country. Gafisa S.A. is a corporation traded on the Novo Mercado of the BM&FBovespa (BOVESPA:GFSA3) and is the only Brazilian real estate company traded at the New York Stock Exchange (NYSE:GFA) with a Level III ADR program, which guarantees the best practices of corporate governance and transparence..

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 18, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer